Room 4561

July 13, 2007

Michael Gearhardt
Chief Financial Officer
MTC Technologies, Inc.
4032 Linden Avenue
Dayton, OH 45432

> **Re: MTC Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **Form 8-K filed February 27, 2007**
> **File No. 000-49890**

Dear Mr. Gearhardt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief